Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 2549

Re:	Bristol-Myers Squibb Company (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 001-01136

May 23, 2006

Dear Mr. Rosenberg,

This letter responds to oral comments received by the Company on May 10, 2006 from Ms. Amy Bruckner to the Company’s response dated May 1, 2006 to the Staff’s comment letter of April 11, 2006 (“Comment Letter”).

In particular, the Staff requested that the Company:

(i) Confirm that the accounting policy cited by the Staff in its Comment Letter relates to milestone payments triggered by initial FDA approvals, regulatory approvals by equivalent regulatory authorities outside of the U.S. and regulatory approvals for additional indications, and that it is not applicable to the treatment of sales-based milestone payments; (ii) Clarify its accounting policy disclosure accordingly; and (iii) Disclose the basis for the accounting treatment for the sales-based milestone payment in the event that the Company determines to capitalize any such payment in the future.

(i) The Company confirms that the accounting policy cited by the Staff relates to milestone payments triggered by initial FDA approvals, regulatory approvals by equivalent regulatory authorities outside of the U.S. and regulatory approvals for additional indications. Additionally, the Company does not have a general accounting policy for the treatment of sales-based milestone due to their unique nature, rather the Company assesses each payment individually to determine the appropriate accounting treatment. Refer to an example in (iii) below. The Company further confirms, that it will determine, prior to the time any sales-based milestone is triggered (for example when sales begin), the appropriate accounting treatment based on a review of the specific facts and circumstances contained in the applicable contractual agreement(s).

(ii) With respect to the disclosure of the Company’s clarified accounting policy, the Company will include in its Annual Report on Form 10-K for the fiscal year ending December 31, 2006 the following disclosure:

Research and Development

Research and development costs are expensed as incurred. The Company from time to time will enter into strategic alliances with third parties, which give the Company rights to develop, manufacture, market and/or sell pharmaceutical products, the rights to which are owned by such third parties. As a result of these alliances, the Company may be obligated to make payments to alliance partners in connection with research and development contingent upon the achievement of certain pre-determined criteria. For milestones achieved prior to regulatory approval of the product, such payments are expensed as research and development. Milestone payments made in connection with regulatory approvals, including non-U.S. regulatory approvals and additional indications, are capitalized and amortized to cost of products sold over the remaining useful life of the asset. All capitalized milestone payments are tested for recoverability periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

(iii) As previously noted, the Company has not capitalized any sales-based milestone payments. If, in the future the Company determines capitalization of sales-based milestones to be appropriate, it will include the appropriate disclosure related to the transaction in its Annual Report on Form 10-K or Quarterly Report on Form 10-Q.

In addition, subsequent to our telephone conversation of May 10, 2006, the Company completed its evaluation of the accounting treatment for a $20 million sales-based milestone related to a product launched in April 2006. Under the terms of the applicable contract, this milestone payment would be triggered upon the achievement of a cumulative sales threshold, which the Company believes is probable and expects will be achieved in fiscal 2007 or 2008. As such, the Company has determined that the milestone will not be capitalized. Instead, the milestone will be recognized as expense from the time sales commence to the date the milestone is achieved based on the percentage of sales in the period to the cumulative milestone sales target.

As requested, we acknowledge:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that the staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing. The registrant further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-546-4825 if you have any questions or comments.

Sincerely,

/s/ Andrew R. J. Bonfield
Andrew R. J. Bonfield Chief Financial Officer Bristol-Myers Squibb Company

cc:	Ms. Amy Bruckner, Staff Accountant
Ms. Mary Mast, Senior Accountant